UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)

GROEN BROTHERS AVIATION, INC.
(Name of Issuer)
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
398743 10 4
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	398743 10 4

(1)	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Lyle P. Campbell

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP. (SEE INSTRUCTIONS).
(a) ☐
(b) ☐

(3)	SEC USE ONLY.

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION.

United States

(5) SOLE VOTING POWER.

NUMBER OF	9,371,035

SHARES	(6) SHARED VOTING POWER.
BENEFICIALLY
OWNED BY	0

EACH	(7) SOLE DISPOSITIVE POWER.
REPORTING
PERSON	9,371,035

WITH	(8) SHARED DISPOSITIVE POWER.

0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

9,371,035

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

5.78%

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

IN

Item 1.
(a)	Groen Brothers Aviation, Inc.

(b)	2640 W. California Avenue Suite A Salt Lake City, Utah 84101
Item 2.
(a)	Lyle P. Campbell

(b)	Lyle P. Campbell 15100 N. 78th Way Scottsdale, AZ 85260

(c)	Lyle P. Campbell — United States

(d)	Common Stock, no par value

(e)	CUSIP Number: 398743 10 4
Item 3. Not applicable.
Item 4. Ownership.
(a)	Amount Beneficially Owned: 9,371,035.

(b)	Percent of Class: 5.78%.

(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote: 9,371,035.

(ii)	shared power to vote or to direct the vote: 0.

(iii)	sole power to dispose or to direct the disposition of: 9,371,035.

(iv)	shared power to dispose or direct the disposition of: 0.
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Member of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Lyle P. Campbell
Lyle P. Campbell

Dated: February 2, 2009

Index to Exhibits
None.